--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE TO

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                               (Amendment No.  )*
                           TRIGEN ENERGY CORPORATION
                      ------------------------------------

                       (Name of Subject Company (Issuer))
                         T ACQUISITION CORP. (OFFEROR)
                                      ELYO
                            SUEZ LYONNAISE DES EAUX
                         ------------------------------

    (Names of Filing Persons (identifying status as offeror, issuer or other person))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         ------------------------------

                         (Title of Class of Securities)
                                   895930105
                         ------------------------------

                     (CUSIP Number of Class of Securities)
                                MICHEL BLEITRACH
                                      ELYO
                         235 AVENUE GEORGES CLEMONCEAU
                                    BP 4601
                          92746 NANTERRE CEDEX, FRANCE
                              011-331-41-20-10-10

                                WITH A COPY TO:
                                 JEFFREY BAGNER
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                         NEW YORK, NEW YORK 10004-1980
                                 (212) 859-8000
            --------------------------------------------------------

         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE

Transaction Valuation* $173,487,223                          Amount Of Filing Fee $34,698

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 7,382,435 SHARES OF COMMON STOCK, PAR
    VALUE $.01 PER SHARE (THE "SHARES"), OF TRIGEN ENERGY CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), AT THE TENDER PRICE OF $23.50 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON. PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 19, 2000, AMONG ELYO ("PARENT"), T ACQUISITION CORP. AND THE COMPANY, THE COMPANY REPRESENTED THAT AS OF SUCH DATE, IT HAD 12,416,297 SHARES OUTSTANDING AND 849,210 SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF ALL OUTSTANDING OPTIONS UNDER THE COMPANY'S EMPLOYEE BENEFIT PLANS. PARENT ALREADY BENEFICIALLY OWNS 6,507,944 SHARES, OF WHICH THE 1,637,274 SHARES HELD BY COMPAGNIE PARISENNE DE CHAUFFAGE URBAIN ("CPCU"), A NON-WHOLLY-OWNED SUBSIDIARY OF PARENT, WILL BE TENDERED. PARENT HAS SEPARATELY AGREED TO PURCHASE 1,012,402 SHARES FROM THOMAS R. CASTEN ON MARCH 29, 2000, PURSUANT TO A PURCHASE AGREEMENT, DATED JANUARY 19, 2000 BETWEEN PARENT AND MR. CASTEN. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE PRODUCT OF (I) (A) 12,416,297 SHARES (THE NUMBER OF SHARES OUTSTANDING), PLUS (B) 849,210 SHARES (THE NUMBER OF SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS), MINUS (C) THE DIFFERENCE OF
    (1) 6,507,944 (THE NUMBER OF SHARES BENEFICIALLY OWNED BY PARENT) MINUS
    (2) 1,637,274 (THE NUMBER OF SHARES HELD BY CPCU BEING TENDERED), MINUS
    (D) 1,012,402 (THE NUMBER OF SHARES HELD BY MR. CASTEN), MULTIPLIED BY
    (II) $23.50. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS
    1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

/ /  CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
    RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:       Not applicable.
Form or Registration No.:     Not applicable.
Filing Party:                 Not applicable.
Date Filed:                   Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/X/  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by T Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Elyo, a SOCIETE ANONYME organized and existing under the laws of the Republic of France ("Parent") and an indirect wholly owned subsidiary of Suez Lyonnaise des Eaux, a SOCIETE ANONYME organized and existing under the laws of the Republic of France, to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of Trigen Energy Corporation, a Delaware corporation (the "Company"), at a purchase price of $23.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

    All information in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to all of the items in this Statement.

EXHIBITS.

(a)(1)(i)    Offer to Purchase, dated February 28, 2000.

(a)(1)(ii)   Letter of Transmittal.

(a)(1)(iii)  Notice of Guaranteed Delivery.

(a)(1)(iv)   Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(2)       Letter to stockholders from Richard E. Kessel, President and
             Chief Executive Officer of the Company.

(a)(3)       Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)       Not applicable.

(a)(5)(i)    Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees to Clients.

(a)(5)(ii)   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

(a)(5)(iii) Agreement and Plan of Merger dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Company.

(a)(5)(iv) Audited financial statements for the Company's 1998 and 1997 fiscal years, beginning on page F-1 of the Company's Annual
             Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual
             Report on Form 10-K filed with the Commission on March 31,
             1999).

(a)(5)(v)    Pages 1 through 8, inclusive, of the Company's Quarterly
             Report on Form 10-Q for the fiscal quarter ended
             September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the
             Commission on November 12, 1999).

(a)(5)(vi)   Joint Press Release, dated January 19, 2000.

(a)(5)(vii)  Joint Press Release, dated February 28, 2000.

(b)          Not applicable.

(c)(i)       Summary Presentation prepared for Parent by Lazard Freres &
             Co., LLC, dated January 19, 2000.

(c)(ii)      Written Presentation prepared for the Special Committee by
             Credit Suisse First Boston Corporation, dated January 19,
             2000.

(c)(iii)     Opinion of Credit Suisse First Boston Corporation, dated
             January 19, 2000 (incorporated by reference from Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 28, 2000).

(d)(i) Tender and Voting Agreement, dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Stockholders.

(d)(ii)      Letter Agreement between Thomas R. Casten and Elyo, dated
             January 19, 2000.

(d)(iii)     Separation Agreement and Release, dated as of January 19,
             2000, between Trigen Energy Corporation and Thomas R.
             Casten.

(f)          Section 262 of the Delaware General Corporation Law
             (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)          Not applicable.

(h)          Not applicable.

(i)          Power of Attorney, dated October 27, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       T ACQUISITION CORP.

                                                       By:  /s/ MICHEL BLEITRACH
                                                            -----------------------------------------
                                                            Name: Michel Bleitrach
                                                            Title: President

                                                       ELYO

                                                       By:  /s/ MICHEL BLEITRACH
                                                            -----------------------------------------
                                                            Name: Michel Bleitrach
                                                            Title: Chief Executive Officer

                                                       SUEZ LYONNAISE DES EAUX

                                                       By:  /s/ M. PATRICE HERBERT
                                                            -----------------------------------------
                                                            Name: M. Patrice Herbert*
                                                            Title: Authorized Representative

Dated: February 28, 2000

------------------------

* A Power of Attorney authorizing M. Patrice Herbert to sign on behalf of Suez Lyonnaise des Eaux is filed herewith as Exhibit (i).

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER     TITLE
-----------  -----
(a)(1)(i)    Offer to Purchase, dated February 28, 2000.

(a)(1)(ii)   Letter of Transmittal.

(a)(1)(iii)  Notice of Guaranteed Delivery.

(a)(1)(iv)   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

(a)(2)       Letter to stockholders from Richard E. Kessel, President and
               Chief Executive Officer of the Company.

(a)(3)       Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)       Not applicable.

(a)(5)(i)    Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees to Clients.

(a)(5)(ii)   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(5)(iii)  Agreement and Plan of Merger dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Company.

(a)(5)(iv)   Audited financial statements for the Company's 1998 and 1997 fiscal years, beginning on page F-1 of the Company's
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the
               Commission on March 31, 1999).

(a)(5)(v)    Pages 1 through 8, inclusive, of the Company's Quarterly
               Report on Form 10-Q for the fiscal quarter ended
               September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the
               Commission on November 12, 1999).

(a)(5)(vi)   Joint Press Release, dated January 19, 2000.

(a)(5)(vii)  Joint Press Release, dated February 28, 2000.

(b)          Not applicable.

(c)(i)       Summary Presentation prepared for Parent by Lazard Freres &
               Co., LLC, dated January 19, 2000.

(c)(ii)      Written Presentation prepared for the Special Committee by
               Credit Suisse First Boston Corporation, dated January 19,
               2000.

(c)(iii)     Opinion of Credit Suisse First Boston Corporation, dated
               January 19, 2000 (incorporated by reference from Annex A of the Solicitation/Recommendation Statement on
               Schedule 14D-9 of the Company, dated February 28, 2000).

(d)(i)       Tender and Voting Agreement, dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Stockholders.

(d)(ii)      Letter Agreement between Thomas R. Casten and Elyo, dated
               January 19, 2000.

(d)(iii)     Separation Agreement and Release, dated as of January 19,
               2000, between Trigen Energy Corporation and Thomas R.
               Casten.

(f)          Section 262 of the Delaware General Corporation Law
               (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)          Not applicable.

(h)          Not applicable.

(i)          Power of Attorney, dated October 27, 1998.